VIA EDGAR

January 27, 2017

Attention:  Craig Arakawa
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC
20549

RE:	Fortuna Silver Mines Inc.
Form 40-F for the Year Ended December 31, 2015, filed March 29, 2016
Form 6-K furnished November 8, 2016
File No. 001-35297

Dear Mr. Arakawa,

Thank you for your comment letter dated December 22, 2016.  For ease of reference, we have reproduced the text of your comments in bold text below, followed by the Company’s response.

Form 40-F filed March 29, 2016

Note 2 – Basis of Consolidation and Summary of Significant Accounting Policies

e) Mineral Properties, plant and Equipment

Exploration and Evaluation Assets, page 11

1.
Please quantify the amount of exploration and evaluation assets that you have recorded as of December 31, 2015 and tell us the location of these assets on your balance sheet. To the extent you have included these assets in mineral properties, plant and equipment, identify the amounts of exploration and evaluation assets that are recorded in your tables at footnote 8 and tell us how your disclosure complies with paragraph 25 of IFRS6.

The majority of the $242.4 million presented on our statement of financial position as “Mineral properties and plant and equipment” relates to operating mines.

Exploration and evaluation assets represent $1.5 million of this total and are presented in the first table of note 8 of our financial statements as “mineral properties (Tlacolula)”.  Note 8(a) proceeds to explain the nature of the Tlacolula Property so that readers can understand it is an exploration and evaluation asset.  Given that these exploration properties are not material to the Company, we chose to group them within “Mineral properties and plant and equipment”.

For future filings we will continue to assess the materiality of exploration and evaluation assets, and to the extent they are material we will show a separate line item captioned "exploration and evaluation assets" on our statement of financial position, and provide the related IAS 16 disclosures in the notes to the financial statements.

2.
We note your policy disclosure of your exploration and evaluation assets indicates that you reclassify exploration and evaluation costs to mining properties if a mineable ore body is discovered. Please clarify the meaning of “mineable ore body” and explain how its discovery would trigger reclassification to property, plant and equipment under paragraph 17 of IFRS6.

We consider a body of mineralization to be a "mineable ore body" when all the following criteria are met:

•	the property has mineral reserves as referred to in Canadian National Instrument 43-101, and

•	when legal, permitting and social matters have been resolved sufficiently to allow mining of the body.

The above criteria are sufficient for us to conclude that the body of mineralization meets the criteria under IFRS 6.17 ("..when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable..."), and consequently, it would be reclassified to "mineral properties and plant and equipment". We intend to clarify our accounting policy in future filings commencing with our Annual Report on Form 40-F for the year ended December 31, 2016 to include the specific criteria we apply.  The proposed wording is as follows:

i. Exploration and Evaluation Assets

Significant payments related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and a full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices.

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties as exploration and evaluation assets when future inflow of economic benefits from the properties is probable and until such time as the properties are placed into development, abandoned, sold or considered to be impaired in value.

If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. The Company uses the following criteria in its assessment:

•	the property has mineral reserves as referred to in Canadian National Instrument 43-101, and

•	when legal, permitting and social matters have been resolved sufficiently to allow mining of the body.

If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Proceeds received from the sale of interests in evaluation and exploration assets are credited to the carrying value of the mineral properties, with any excess included in income as gain or loss on disposal of mineral properties, plant and equipment.

Exploration costs that do not relate to any specific property are expensed as incurred.

3.	ii. Operational Mining Properties and Mine Development, page 11

You state that your mineral properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of resources expected to be extracted economically. Please address the following points:

Tell us how you determine the portion of resources that is included in your depletion base.

The depletion base is comprised of the tonnage included in our “life of mine” plans which consists of reserves plus a percentage of inferred resources.  The expected sequence in the progression of inferred resources towards reserves, based on the definitions provided by the Canadian Institute of Mining ("CIM") code, is for inferred resources to be upgraded to the measured and indicated category as additional geologic certainty is obtained through further geologic work such as drilling.  Upon being upgraded to the measured and indicated ("M&I") category economic and technical viability considerations “modifying factors” need to be applied in order to classify as reserves.  As part of the classification to reserves, two key adjustments made to resources consist of applying dilution and mine recovery factors.

As part of our process to include inferred resources into our life of mine plans we apply the same treatment to those resources as is applied to the reserves, including the application of dilution and mining recoveries; the consideration of modifying factors such as mining, metallurgical, environmental, social and governmental factors; as well as the application of an economic cut-off to identify only the material that can be considered profitable to mine within our mine designs.  At this time a conversion or “risk” factor, representing the level of uncertainty associated with the inferred resource, is applied to all economic mining blocks comprised of inferred resources, reducing the tonnage and metal content this material represents.  The conversion factor varies for each operation and is based on the historic conversion of inferred resources into M&I that we have historically achieved in the past.

Tell us the percentage and amount of measured, indicated and inferred resources that you include.

Resources that are classified as measured or indicated that have not been converted to mineral reserves at the time of the estimate have not been included as they have not fulfilled the required modifying factors to be considered economically extractable.  The below tables provide a breakdown of the percentage of inferred resources included as a component of the total mineable inventory (reserve + resource) considered in the life-of-mine evaluation for each operation as of December 31, 2015.

San Jose Mine life-of-mine based on reserves and inferred resources

Category	Item	2016	2017	2018	2019	2020	2021	2022	2023	Total
Reserves	Tonnes	763,990	539,316	492,765	499,921	278,041	365,981	423,706	429,859	3,793,579
	Ag (g/t)	220	216	229	242	260	248	238	234	233
	Au (g/t)	1.66	1.74	1.73	1.75	1.87	1.66	1.75	1.75	1.73
Inferred	Tonnes	185,010	510,684	557,235	550,079	771,959	684,019	626,294	424,140	4,309,421
	Ag (g/t)	273	256	249	273	263	299	273	226	266
	Au (g/t)	1.6	1.56	1.55	1.71	1.51	1.82	1.63	1.47	1.61
Total	Tonnes	875,000	1,050,000	1,050,000	1,050,000	1,050,000	1,050,000	1,050,000	928,000	8,103,000
	Ag (g/t)	230	236	240	258	263	281	259	230	250
	Au (g/t)	1.65	1.65	1.64	1.73	1.61	1.76	1.68	1.61	1.67
Inferred Percentage of total	Tonnes	21%	49%	53%	52%	74%	65%	60%	46%	53%

Caylloma Mine life-of-mine based on reserves and inferred resources

Category	Item	2016	2017	2018	2019	2020	2021	2022	Total
Reserves	Tonnes	312,093	285,556	333,528	297,582	302,154	501,810	44,982	2,077,705
	Ag (g/t)	95	125	144	103	183	84	84	118
	Au (g/t)	0.20	0.32	0.18	0.14	0.48	0.23	0.23	0.25
	Pb (%)	4.25	2.78	2.42	3.41	2.45	3.21	3.22	3.10
	Zn (%)	4.33	3.63	3.15	4.1	3.75	3.38	3.37	3.68
Inferred	Tonnes	191,007	224,954	176,982	212,928	208,356	8,700		1,022,927
	Ag (g/t)	78	85	99	111	141	61		103
	Au (g/t)	0.19	0.35	0.16	0.12	0.33	0.27		0.23
	Pb (%)	3.79	2.74	2.32	2.3	2.21	2.73		2.66
	Zn (%)	4.45	2.65	3.33	4.42	3.28	4.35		3.61
Total	Tonnes	503,100	510,510	510,510	510,510	510,510	510,510	44,982	3,100,632
	Ag (g/t)	89	107	128	106	166	84	84	113
	Au (g/t)	0.2	0.33	0.17	0.13	0.42	0.23	0.23	0.25
	Pb (%)	4.08	2.76	2.39	2.95	2.35	3.2	3.22	2.96
	Zn (%)	4.38	3.2	3.21	4.23	3.56	3.4	3.37	3.66
Inferred Percentage of total	Tonnes	38%	44%	35%	42%	41%	2%	0%	33%

The table below details the percentage of inferred resources included in the life-of-mine as a proportion of the overall estimated inferred resource reported for each operation as of December 31, 2015.

Inferred resources used in LOM evaluation as a percentage of total inferred resources

Category	Item	San Jose Mine	Caylloma
Total Inferred Resource	Tonnes	6,561,000	3,392,000
	Ag (g/t)	261	132
	Au (g/t)	1.61	0.59
	Pb (%)	n/a	2.20
	Zn (%)	n/a	3.30
Inferred Resource in LOM	Tonnes	4,309,421	1,022,927
	Ag (g/t)	266	103
	Au (g/t)	1.61	0.23
	Pb (%)	n/a	2.66
	Zn (%)	n/a	3.61
Percentage of total	Tonnes	66%	30%

To the extent inferred resources have been included, please tell us your basis for their inclusion given that the tonnage, grade and mineral content can typically only be estimated with a low level of confidence and explain to us how you compensated for this lower confidence level in making your determination that these resources can be extracted economically.

For the type of deposits we currently mine at our operations it is typical at any point in time for reserves to be shorter than the expected life of mine.  For vein type, or tabular form deposits, the ratio of the cost of drilling for resources to the cost of extracting resources is much higher than in disseminated type deposits.  As a result of this, mines on certain type of deposits, like vein structures, usually carry reserves for five to seven years whereas surface mines on disseminated ore bodies, can carry over 30 years of reserves.  The reason for the difference in reserve lives hence, has to do with the economics of proving reserves ahead of production and does not necessarily point to a shorter expected life of mine.  It is to be expected that vein type deposits will roll over their reserve life every year by replacing consumed ore and continue doing so over much longer periods of time than what the original life of reserves suggested.

In this context the inclusion of inferred resources, to determine the expected life of mine, in particular for vein type structures, leads to an estimate that is more consistent with the history of the deposits and management´s expectation.

It is also relevant that our actual mine plans for the next twelve months will typically contain a portion of inferred resources as these are usually contiguous to current mining areas, and thus further validating the logic for including inferred resources in our depletion base.

In order to account for the lower level of confidence in the inferred resource a conversion or “risk” factor is applied to the tonnes of mineable resource identified in the mine plan (after the application of the modifying factors to the inferred resource to assess their economic viability).  This risk factor is typically between 75% and 90% and is based on the historical rates observed at each operation (due to increases in geological knowledge through infill drill programs) resulting in the upgrading of inferred to

M&I resource categories.  The below tables detail the historical conversion rates for upgrading inferred resources to M&I at each operation.

Historical San Jose Mine conversion rates of material upgraded from inferred to indicated or measured resources due to increases in geological knowledge

Item	2014	2015
Tonnes	120%	83%
Ag Eq (g/t)	99%	115%
Ag (g/t)	100%	117%
Au (g/t)	99%	112%
Ag Eq (oz)	119%	96%

Historical Caylloma Mine conversion rates of material upgraded from inferred to indicated or measured resources due to increases in geological knowledge

Item	2012	2013	2014	2015
Tonnes	87%	81%	79%	65%
Ag (g/t)	121%	97%	103%	102%
Au (g/t)	129%	89%	98%	108%
Pb (%)	123%	111%	103%	173%
Zn (%)	127%	107%	120%	105%

For the 2015 estimates a conversion factor of 90% was used at San Jose and between 79% and 86% at Caylloma, depending on the vein being mined.

4.	Note 14 – Income Tax, page 40

Please further describe the nature and composition of the “under/(over) provided in prior years” and “impact of foreign exchange on tax assets and liabilities” line items in your income tax reconciliation. Please confirm to us that you will clearly describe the nature of these significant reconciling items in future filings.

A.	“Under (over) provided in prior years” of $(2,009,000).

This reconciling item aggregates a change in estimate due to interpretation of the Mexican tax law as well as immaterial adjustments to certain tax assets and liabilities. The reconciling item is composed of the following:

1.
An increase in the net deferred tax asset in Compania Minera Cuzcatlan SA de CV of $2,232,000. The net increase was a result of the Company amending a filing position due to a change in interpretation of the deductibility of the tax basis of capitalized exploration costs incurred prior to 2014 for purposes of the Special Mining Duty. The Special Mining Duty was introduced in the December 2013 Mexican Tax Reform and was effective January 1, 2014.

2.	The balance was made up of immaterial adjustments.

In the event there are similar significant reconciling items in future periods, we will clearly describe their nature.

B.	“Impact of foreign exchange on tax assets and liabilities” of $8,151,000.

The functional currency for all of our operations is the US dollar while the underlying tax reporting currencies are in other currencies (Canadian dollars for Fortuna Silver Mines Inc. and Continuum Resources Ltd., Mexican pesos for Compania Minera Cuzcatlan SA de CV, and Peruvian soles for Minera Bateas SA and Fortuna Silver Mines Peru SAC).

Foreign exchange fluctuations of these other currencies relative to the US dollar give rise to temporary differences in accordance with paragraph 41 of IAS 12.  The line item caption in our tax rate reconciliation appropriately reflects the nature of this reconciling item.  The increase in this reconciling item compared to 2014 is due to a larger weakening of the Mexican Peso against the US dollar in 2015 resulting in larger temporary differences compared to 2014.

5.	Form 6-K furnished November 8, 2016

Exhibit 99.1 – Condensed Consolidated Interim Financial Statements

Note 8. Mineral Properties

We note you acquired all of the issued and outstanding shares of Goldrock Mining Corp on July 28, 2016 and accounted for the transaction as an acquisition of assets. We understand that Goldrock’s principal asset, the Lindero project, is in the development stage and is not yet in production. However, we also understand that you anticipate potential production by 2018 based on your press release on June 7, 2016.

Please tell us how you determined that Goldrock Mines did not meet the definition of a business under IFRS3 specifically addressing your consideration of paragraph B10 of IFRS3.

In accordance with IFRS 3.B7 through B12, we considered various factors to determine whether the acquisition of Goldrock Mines Corp. (“Goldrock”) represented an integrated set of assets and activities constituted a business.

Paragraph B7 explains that “...a business consists of inputs and processes applied to those inputs that have the ability to create outputs.”

We concluded that although inputs had been acquired (consisting of permits allowing access, development and construction), no processes had been acquired nor did any outputs exist.

It was determined that no processes were acquired because:

•	the project had been inactive since the release of the technical report in February 2016
•	there was no skilled workforce retained after the acquisition to develop or conduct processes, nor did we have existing operations in Argentina to readily integrate Goldrock into our processes,
•	the only employees retained were of an administrative or caretaker nature,
•	the principal activity of the project (namely, the production of gold) had not begun,
•	no detailed mine plan, processing, or rehabilitation plans existed
•	no logistics capability existed
•	no exploration and evaluation processes were retained
•	no mineral production processes existed.

The process design presented in the 2016 feasibility study needs to be optimized and further de-risked.  Specific concerns include:

•
There is copper in the ore, and for this reason we believe the inclusion of a SART (sulfidization, acidification, recycling, and thickening) plant needs to be thoroughly assessed.  A SART plant is a proven technology to deal with presence of copper in gold leach systems.

•
The Company purchased an HPGR crusher which is a main piece of equipment and which is not included in the feasibility study.  There is information in the feasibility study that suggests the benefits of including an HPGR in the process design, however there is no sufficient metallurgical testing to support it.  We are thoroughly evaluating this alternative as opposed to the cone crusher incorporated in the process design of the feasibility study.   We believe that although the HPGR crusher should allow for higher metallurgical recoveries, its impact on key design parameters is not well understood.  In particular with respect to the generation of a high percentage of fines and the impact on the geotechnical parameters of the heap.

•	Cement agglomeration, in order to achieve desirable heap heights, needs to be thoroughly evaluated in particular in light of the use of an HPGR crusher.
•
We believe the inclusion of a cyanide "cure" of crushed ore, which has not been contemplated in the feasibility study, needs to be evaluated due to its potential benefits in reducing the gold leach cycle.

We considered the above points in the context of paragraph B8 of IFRS3, and concluded we have not acquired processes as we are still investigating exactly what processes are needed in order to advance the project.

With respect to paragraph B10, we determined that sub-paragraphs (a) and (b) were not met as the principal activities have not commenced, nor were employees retained from Goldrock.

There were no outputs:

•	the planned output is gold – no metal or mineral was being produced at the time of acquisition.

As such, based on the considerations above we concluded that Goldrock did not meet the definition of a business under IFRS 3.

We thank you for your letter and we trust that these responses will address your comments.  If you have further questions, please contact the undersigned at (604) 684-8026.

Yours truly
FORTUNA SILVER MINES INC.

Per:	/s/ Luis Dario Ganoza

Luis Dario Ganoza
Chief Financial Officer

Cc:	Audit Committee
Tim Holwill, Deloitte LLP
Riccardo Leofanti, Skadden, Arps, Slate, Meagher & Flom LLP